FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Management Change

2.	Nomura Announces Top Management Change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 2, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Announces Management Change

Tokyo, March 2, 2021—Nomura Holdings, Inc. today announced the following management change effective April 1, 2021.

Name	Current Responsibilities	New Responsibilities
Tomoyuki Teraguchi	Executive Managing Director, Chief of Staff and Chief Compliance Officer (CCO)	Representative Executive Officer and Deputy President, Chief of Staff and Chief Compliance Officer (CCO)

The biography of Tomoyuki Teraguchi is as follows.

Date	Business Experience
Apr. 1986	Joined the company
Apr. 2009	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2016	Senior Managing Director of the Company Representative Executive Officer of Nomura Securities Co., Ltd.
Apr. 2017	Senior Managing Director of the Company Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2019	Executive Managing Director and Chief Compliance Officer of the Company Representative Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2020	Executive Managing Director of the Company (Current) Chief of Staff and Chief Compliance Officer (Current) Representative Director, Deputy President of Nomura Securities Co., Ltd., (Current)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Announces Top Management Change

Tokyo, March 2, 2021—Nomura Holdings, Inc. today announced the following management change, effective at the conclusion of the Board of Directors’ meeting to be held in June 2021 after the Ordinary General Meeting of Shareholders of Nomura Holdings and Nomura Securities.

Name	Current Responsibilities	New Responsibilities
Kentaro Okuda	President and Group CEO of Nomura Holdings	President and Group CEO of Nomura Holdings and President of Nomura Securities
Toshio Morita	Representative Executive Officer of Nomura Holdings and President of Nomura Securities

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.